Vinyl Products, Inc.
30950 Rancho Viejo Road, # 120
San Juan Capistrano, CA 92675

March 24, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Pamela Long, Assistant Director

Re:	Vinyl Products, Inc.
Amendment No. 1 to Current Report on Form 8-K dated December 31, 2010
Filed February 10, 2011
File No. 0-52769

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated February 17, 2011 (the “Comment Letter”) relating to the Amendment No. 1 to the Current Report on Form 8-K dated December 31, 2010 (the “Form 8-K”) of Vinyl Products, Inc. (the “Company) filed with the Commission on February 10, 2011. The answers set forth herein refer to each of the Staffs' comments by number.  Concurrently herewith, we are filing an amendment to the Form 8-K reflecting our responses to the Staff’s comments.

General

1.
Notwithstanding the representation made in response to comment 1 that you updated your EDGAR company profile to include your current business address and mailing address, the EDGAR system does not reflect any updating of your business address and mailing address.  Please update your EDGAR company profile to include your current business address and mailing address.  If you require technical assistance, you may contact EDGAR operations at the telephone number listed in the EDGAR filer manual.

Response

We have updated on our EDGAR company profile to address the Staff’s comment.

Securities and Exchange Commission
March 24, 2011

2.
We considered your responses to prior comments 2 and 8.  The Form 8-K filed on January 6, 2011 contains the first disclosure of both the disposition of the stock of your subsidiaries and the merger with Brackin O’Connor, LLC.  Based on the disclosure in the form, both transactions occurred on December 31, 2010.  Disclosure in the fourth whereas preamble of the equity exchange agreement files as Exhibit 10.1 to the Form 8-K states that the equity exchange agreement and the stock purchase agreement were executed simultaneously.  Additionally, disclosure in Section 4(a)(ii) of the stock purchase agreement filed as Exhibit 10.2 to the Form 8-K states that completion of the equity exchange agreement is a condition to closing under the stock purchase agreement.

Given the disposition of your previous operations at the same time (or shortly after) the business combination, those operations are considered “nominal” for purposes of the definition of “shell company”.  The financial statements of Brackin O’Connor LLC and the Form 10 information required by Item 2.01(f) were due within four business days of December 31, 2010.

Please amend your Form 8-K to provide the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act to register a class of securities under Section 12 of the Exchange Act, with that information reflecting the surviving entity and its securities upon consummation of the transaction See Items 2.01(f) and 9.01(c) of Form 8-K and Section II.D.3 and footnote 32 of SEC Release 33-8587.

Response

We have amended our Form 8-K to address the Staff’s comment.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 24, 2011

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Douglas D. Brackin
Douglas D. Brackin
President